UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549-4631


     DIVISION OF
CORPORATION FINANCE


  Mail Stop 4631

                                              October 16, 2018

  Via E-Mail
  Mr. Curtis D. Hodgson
  Co-Chief Executive Officer
  Mr. Kenneth E. Shipley
  Co-Chief Executive Officer
  Legacy Housing Corporation
  1600 Forest Ridge Drive, #100
  Bedford, TX 76002

          Re:     Legacy Housing Corporation
                  Amendment 2 to Draft Registration Statement
                  Submitted September 19, 2018
                  CIK No. 0001436208

  Dear Messrs. Hodgson and Shipley:

        We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

         Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

         After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

  Strong Alignment of Interests through Co-Founders' Ownership, pages 8 and 57

  1. Revised disclosure indicates that the "overall compensation structure" for Messrs.
     Curtis D. Hodgson and Kenneth E. Shipley has incentivized them to continue to focus on the performance of your company. Elaborate on the overall compensation structure for Messrs. Hodgson and Shipley in the executive compensation section.
 Mr. Curtis D. Hodgson
Mr. Kenneth E. Shipley
Legacy Housing Corporation
April 2, 2018
Page 2

Summary Compensation Table, page 75

2. As requested in comment 2 in our April 2, 2018 letter, revise the summary compensation table to include the profit contributions received by Messrs.
Curtis D.
   Hodgson and Kenneth E. Shipley during the periods presented. See Item 402(a)(2) of
   Regulation S-K. We note that revised disclosure includes distributions to cover partnership-related taxes but does not include profit contributions received by Messrs.
   Hodgson and Shipley during the periods presented.

Certain Relationships and Related Transactions, page 79

3. For each of the two retailers owned by one of your significant owners, identify the significant owner. Additionally, for the note payable agreement with Shipley and
   Sons, identify who the common owner is. See Item 404(a)(1) of Regulation
S-K.

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W.
John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.

                                             Sincerely,

                                             /s/ Jay Ingram

                                             Jay Ingram
                                             Legal Branch Chief
                                             Office of Manufacturing and
Construction

cc:    Via E-mail
       Steve Wolosky, Esq.
       Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas, 15th Floor
       New York, NY 10019